Exhibit 16

March 1, 2013

Securities and Exchange Commission

Washington, D.C. 20549-7561

Commissioners:

We have read Iroko Pharmaceuticals Inc.’s disclosures required by Item 4(d) of Form F-1 included in this registration statement on Form F-1 and are in agreement with the statements concerning our firm contained in paragraphs 1, 2, 3, and 4 in the section “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” included therein, except as regards the date in the second sentence in paragraph 1 on which the board of Iroko Intermediate Holdings, Inc. approved the dismissal of McGladrey LLP for which we have no basis to agree or disagree. Paragraphs 2 and 3 in this section describes our firm’s audit of the 2011 financial statements of Iroko Intermediate Holdings, Inc. Our understanding is that the 2011 financial statements have been reaudited by KPMG LLP.

/s/ McGladrey LLP

McGladrey LLP